FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

20 June, 2008

File no. 0-17630

Trading Statement Notification

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Trading Statement Notification

N  E  W  S       R  E  L  E  A  S  E

20 June 2008

CRH plc

TRADING STATEMENT NOTIFICATION

As part of its ongoing investor relations activity CRH plc will issue a trading update in relation to the six months ending 30 June 2008 at 7:00 a.m. BST on 2 July 2008. This statement will be issued concurrently with CRH's regular half yearly development strategy update which will include details of bolt-on acquisitions completed during the six months ending 30 June 2008.

CRH will host an analysts' conference call at 8:00 a.m. BST on 2 July 2008 to discuss the updates. To register in advance for the conference call please log on to: https://eventreg1.conferencing.com/webportal3/reg.html?Acc=573790&Conf=157888 where you will be allocated a conference call number, participant user pin, conference pin and instructions on how to join the call. Alternatively the dial-in number is +44 20 7162 0025.

A recording of this conference call will be available from 10:00 a.m. BST on 2 July 2008 by dialing +44 20 7031 4064. The security code for the replay will be 799877.

CRH's interim results for the period ending 30 June 2008 will be issued on 26 August 2008.

-------------

CRH plc,
Belgard

Castle
, Clondalkin,
Dublin
 22,
Ireland
 TELEPHONE +353.1.4041000 FAX +353.1.4041007
E-MAIL
mail@crh.com
WEBSITE
 www.crh.com Registered Office,
42 Fitzwilliam Square
,
Dublin
 2,
Ireland

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date:  20 June, 2008

                                                    By: ___/s/ M. Lee___

M. Lee
                                                        Finance Director